Intrepid Holdings, Inc.

May 16, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sirs/Madam:

Intrepid Holdings, Inc., is responsible for the adequacy and accuracy of the disclosure in the filing filed May 16, 2005 in Form 8-K/A-2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Intrepid Holdings, Inc., understands that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

 /s/ Thomas John Cloud, Jr.

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Thomas John Cloud, Jr.

President/Director